April 12, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Washington, D.C. 20549-3561

Re:	American Learning Corporation
Form 10-K for Fiscal Year Ended March 31, 2011
Filed June 28, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
Supplemental Response Letter Dated January 26, 2012
File No. 000-14807

Dear Ms. Jenkins:

We received your subsequent comments letter dated April 2, 2012 (the “Subsequent Comments Letter”). In the Subsequent Comments Letter, you requested additional information based on your review of our supplemental response letter dated January 26, 2012 (the “Supplemental Response Letter”) to your initial comments letter dated January 13, 2012. For purposes of our response, the terms “we,” “us,” “our,” “the Company” or any derivative thereof, shall mean American Learning Corporation.

The following sections and responses relate to the specific paragraphs listed in the Subsequent Comments Letter:

Form 10-K for the Fiscal Year Ended March 31, 2011

Supplemental Response Letter dated January 26, 2012

Consolidated Statements of Cash Flows, page F-5

1.	We note your response to comment 3 in our letter dated January 13, 2012 and we reissue it in part. Noncash investing and financing activities, such as the $450,000 note receivable, should be disclosed in a separate note or schedule on the face of the statement of cash flows or in a note to the financial statements that is referenced to the statement. Please revise in any amended or future filing.

Response:

In response to your comment, we will present the $450,000 note receivable as a supplemental disclosure of noncash investing activity on the face of the statement of cash flows in all future filings where applicable.

Notes to Consolidated Financial Statements, page F-6

(1) Summary of Significant Accounting Policies, page F-6

(e) Revenue Recognition, page F-6

  We note your response to comments 4 and 5 in our letter dated January 13, 2012 and your proposed revenue recognition policy disclosure. Please provide this information in your revenue recognition policy in all future filings.

Response:

In the Supplemental Response Letter, we had proposed draft language describing our revenue recognition policy. The revised disclosure was included in our Form 10-Q for Fiscal Quarter Ended December 31, 2011, filed with the Securities and Exchange Commission on February 14, 2012. We will continue to use this language in all future filings.

(2) Discontinued Operations, Page F-8

  In response to comment 7 in our letter dated January 13, 2012, you state that the balance of goodwill remains unchanged because it was not determined to be impaired. Please note that our comment is not a matter of impairment. We are asking you to explain how you disposed of part of a reporting unit that constituted a business without reducing the goodwill balance that was attributable to the unit in its entirety. Please advise and refer to the guidance of ASC 350-20-35-52. Impairment testing may have been warranted after you reduced goodwill to reflect the disposal of the Upstate business.

Response:

We determined that the fair value of goodwill attributable to the Upstate Region was $70,000. Under the guidance provided by SAB 99, we deemed the amount to be immaterial for the following reasons: the calculation of the fair value of goodwill attributable to the Upstate Region is not a precise measurement, the change in earnings is negligible considering the Company’s recorded loss of $1.1 million and substantial recurring losses, the Company’s shares are thinly traded and we do not believe that recording an adjustment for this amount would have had an impact on analysts' expectations for the Company. We also believe that recording an adjustment would not have affected the Company’s compliance with regulatory requirements or loan covenants, or affect management's compensation.

4.	Tell us how any fixed assets located in the Upstate Region and accounts receivable attributable to the Upstate Region factored into the calculation of the gain.

Response:

Fixed assets (including testing instruments and leasehold improvements) used in the Upstate Region were predominately fully depreciated and/or previously expensed at the time of the disposal of the Upstate Region. In the Asset Purchase Agreement providing for such disposal, a total value of $10,000 was assigned to these fixed assets and included in the gain from discontinued operations in the statement of operations.

As per the terms of the Asset Purchase Agreement, accounts receivable were considered an excluded asset and not included in the assets sold.

5.	We note your response to comment 8 in our letter dated January 13, 2012 that you accrued expenses of $75,312 related to the sale of the Upstate Region business. Please tell us how you considered the accrued expenses on the computation of the gain of $360,702.

Response:

As per our response in the Supplemental Response Letter, the sale of the Upstate Region was negotiated during the quarterly period ended March 31, 2011. The Asset Purchase Agreement was signed and the transaction became effective on March 31, 2011. We accrued an estimate of the additional costs to be incurred in winding down the Upstate Region operations subsequent to year end and presented these costs as a separate component of the discontinued operations presented on the face of the statement of operations.

6. Please explain to us the nature of the litigation referred to in the agreement of sale of ITG and the date the litigation commenced.

Response:

On January 11, 2011, the Company filed for and succeeded in obtaining a temporary restraining order against Liberty Resources, Inc. (“Liberty”) to preliminarily enjoin Liberty from inducing John Torrens, the former majority shareholder of ITG and then current President of ITG, to breach his agreements with the Company.

Liberty and the Company both desired to discontinue any litigation in favor of Liberty acquiring certain assets of ITG and Torrens desired to acquire all of the Company’s rights, title and interest in and to any non-disclosure, non-solicitation and non-competition covenants granted by Torrens to the Company. Accordingly, all parties negotiated and entered into an Asset Purchase Agreement providing for the sale of the Upstate Region business.

Form 10-Q for the six months ended September 30, 2011

Financial Statements, page 2

Statements of Operations, page 4

7.	You have not provided a substantive response to comment 11 in our letter dated January 13, 2102. Explain to us the specific nature of revenues and expenses that you reported as income from discontinued operations in periods after you sold the Upstate Region business and explain the nature of your continued involvement with the business and when you anticipated it ending. We may have further comments upon review of your response.

Response:

Subsequent to the sale of the Upstate Region, the Company was not actively involved in any operations in the respective territories involved in the sale and did not retain the ability to influence the operating or financial policies of the disposed component. However, the Company continued to actively pursue the collection of accounts receivable recorded from periods prior to the sale. Certain accounts receivable previously considered uncollectible were ultimately paid by the respective municipalities. In addition, certain services provided in the Upstate Region were subsequently denied by municipalities which required a refund of funds previously received. To avoid the distortion of results from continuing operations, the gain/loss on discontinued operations was presented as a separate component on the face of the statement of operations.

Please contact me if you require any further information.

Respectfully submitted,

/s/ Gary J Knauer

Gary J. Knauer

Chief Financial Officer